legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com

DIRECT E-MAIL:                                                        :

LANTHONY@LEGALANDCOMPLIANCE.COM

March 13, 2012

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4720

Washington, D.C. 20549-3561

Re:	Lightman Grant, Inc.
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed February 22, 2012
File No. 0-53995

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Lightman Grant, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form 10. This Amendment No. 1 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to the Registrant dated March 9, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1.      Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: Understood and noted.

History, page 1

2.      Please review your reference in the third paragraph to “the NASDAQ over the counter market” to disclose specifically whether the stock traded on the OTC BB or another trading service.

Response: Amendment No. 1 has been so revised.

3. Please clarify for us in your response the circumstances under which the company filed a Form 15 less than four months after filing the original Form 10-12g on May 27, 2010, and now has filed another Form 10-12g less than two years later. We note your current disclosure on page 15 that there are 160 shareholders of record, which is almost exactly the same number of shareholders disclosed in the prior Form 10.

Response: The Company’s decisions regarding the filing of the Form 15 and now filing of a new Form 10-12g have been purely economic in nature. As a result of the recession and continued decline in the general economy, the company concluded that the environment was not conducive to seek a merger or acquisition or carry out its business plan and purpose as set forth in the Form 10. The Company now believes that the economy is in an upturn and that the general economic conditions have improved. The Company is relying on its own observations in making its business decisions. The number of shareholders has not changed as in accordance with its disclosures in the current Form 10, the Company has not issued any new stock or embarked on any transactions since the filing of its prior Form 10.

Directors and Executive Officers, page 12

4. Please revise to state, if true, that Mr. Anthony’s resignations as officer and director in each case occurred as a result of the sale of the public shell company in question to, and a reverse merger with, a private operating company.

Response: Amendment No. 1 has been so revised.

Financial Statements

5. Please tell us your consideration of ASC 915-10-20 regarding whether you are a development stage company for financial reporting purposes.

Response: The Company has evaluated the criteria and determined it is not a development stage company for financial reporting purposes.

6. Please revise your interim financial statements to include a balance sheet as of April 30, 2011 and an income statement and statement of cash flows for the nine months ended January 31, 2011. Please refer to the guidance in Rule 8-03 of Regulation S-X.

Response: Amendment No. 1 includes the requested financial statements.

Lightman Grant acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

By:	/s/Laura Anthony, Esq.
Laura Anthony, Esq.

Lightman Grant, Inc

By:	/s/Michael Anthony
Michael Anthony

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832